Exhibit 12
------------
                            GATX Capital Corporation
                       Ratio of Earnings to Fixed Charges
                          Year Ended December 31, 1995
                                 (in thousands)

                             1995     1994        1993      1992        1991
                           ------    ------     ------    ------      ------
Fixed Charges:

Interest on indebtedness
 and amortization of debt
  discount and expense    $68,396    $62,744   $65,454    $71,889     $71,374
Capitalized interest        1,601        292       279        731       2,549
Portion of rents
 representing interest
 factor (assumed to
  approximate 33%)          6,574      5,120     3,012      2,440       1,346
                          --------   --------   --------    -------   --------
     Total fixed charges   76,571     68,158    68,745     75,060      75,269
                          ========   ========   ========    =======   ========
Earnings available for
   fixed charges:

Net income (loss)          32,604     24,851    21,525      (7,197)    28,485

Add (deduct):
Income taxes (benefit)     22,740     18,785    21,361      (9,849)    22,549
Cumulative effect of
  accounting changes            -         -         -       (9,456)         -
Equity in net earnings of
 joint ventures, net of
 dividends received        13,522     14,322    16,222      40,161      7,109
Fixed charges (excluding
 capitalized interest)     74,970     67,864    68,466      74,329     72,720
                         --------   --------   --------    -------   --------
Total earnings available
   for fixed charges     $143,836   $125,822   $127,574    $87,988   $130,863
                         ========   ========   ========    =======   ========
Ratio of earnings to
 fixed charges               1.88       1.85       1.86        1.17      1.74
                         ========   ========   ========    ========  ========

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